UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, May 10, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
By Messenger

Re:  Disclosure of Material Event

Dear Commissioner:

In accordance with articles 9 and 10 of Securities Market Law No. 18,045 and General Rule No. 30, under due authorization of the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registration No. 306, please be advised of the following MATERIAL EVENT:

Today LAN has made a purchase agreement with The Boeing Company for the acquisition of five (5) Boeing 767-316ER aircraft scheduled for delivery in December 2012, February, May June and August 2013, and the option to purchase four (4) additional Boeing 767-316ER aircraft to be delivered in 2013.  The investment, without the options, will total approximately US$870,000,000 (list price).

The purchase of these aircraft is part of the long-term fleet renewal plan of Lan Airlines S.A. which will allow us to maintain the high standards of safety, quality and service for our passengers and cargo customers, increasing our connectivity and commitment with the development of the region.

Very sincerely yours,

Ignacio Cueto Plaza
Chief Executive Officer
LAN Airlines S.A.

cc:           Santiago Stock Exchange
Electronic Exchange of Chile
Valparaiso Securities Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel